Exhibit 12

INGERSOLL-RAND COMPANY LIMITED
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Millions)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings from continuing operations before income taxes	$1,300.0	$1,257.8	$968.2	$608.1	$314.5
Minority Interest	14.9	12.7	16.0	14.9	15.5
(Earnings) losses from equity method investees	0.1	(2.1)	(5.7)	1.8	(0.6)
Sub-total	1,315.0	1,268.4	978.5	624.8	329.4

Fixed charges	162.2	167.8	176.2	200.1	252.9
Dividend from equity method investees	-	4.4	-	0.3	0.7
Capitalized interest	(5.8)	(2.9)	(2.2)	(3.1)	(2.8)
Total Earnings	$1,471.4	$1,437.7	$1,152.5	$822.1	$580.2

Fixed charges:
Interest expense	$131.8	$144.3	$153.1	$175.6	$228.0
Capitalized interest	5.8	2.9	2.2	3.1	2.8
Rentals (one-third of rentals)	24.6	20.6	20.9	21.4	22.1
Total fixed charges	$162.2	$167.8	$176.2	$200.1	$252.9

Ratio of earnings to fixed charges	9.1	8.6	6.5	4.1	2.3

All amounts have been restated to reflect a reclassification of discontinued operations